UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                           Winthrop Realty Trust Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    337400105
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)


            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707832200                    SC 13G/A                   Page 2 of 12

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          King Street Capital, L.P.
          13-38-12174
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,244,444
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,244,444
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          5,244,444
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          12.8%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          PN
-----------------------------------------------------------------------------

CUSIP No. 707832200                    SC 13G/A                   Page 3 of 12

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          King Street Advisors, L.L.C.
          13-38-12173
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,244,444
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,244,444
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          5,244,444
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          12.8%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          OO, IA
-----------------------------------------------------------------------------

CUSIP No. 707832200                    SC 13G/A                   Page 4 of 12

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          King Street Capital Management, L.L.C.
          13-3978904
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,244,444
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,244,444
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          5,244,444
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          12.8%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          OO, IA
-----------------------------------------------------------------------------

CUSIP No. 707832200                    SC 13G/A                   Page 5 of 12

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          O. Francis Biondi, Jr.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,244,444
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,244,444
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          5,244,444
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          12.8%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IN
-----------------------------------------------------------------------------

CUSIP No. 707832200                    SC 13G/A                   Page 6 of 12

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Brian J. Higgins
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,244,444
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,244,444
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          5,244,444
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          12.8%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
          IN
-----------------------------------------------------------------------------

CUSIP No. 707832200                    SC 13G/A                   Page 7 of 12

ITEM 1(a).  NAME OF ISSUER:
            Winthrop Realty Trust Inc. (the "Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            7 Bulfinch Place, Suite 500 P.O. Box 9507, Boston MA, 02114

Item 2(a).  Name of Person Filing:

            This Schedule 13G/A is being jointly filed by King Street Capital, L.P. ("KSC L.P."), King Street Advisors, L.L.C. ("KSA"), King Street Capital Management, L.L.C. ("KSCM"), O. Francis Biondi, Jr. and Brian J. Higgins. KSC L.P., KSA, KSCM and Messrs. Biondi and Higgins are collectively referred to herein as "Reporting Persons".

      (b).  Address of Principal Business Office, or if None, Residence:

            The principal business address of each of the other Reporting Persons is:

            65 East 55th Street
            30th Floor
            New York, New York 10022

      (c).  Citizenship:

            Messrs. Biondi and Higgins are both United States citizens. Each of the other Reporting Persons is organized under the laws of the State of Delaware, U.S.A.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, par value $1.00 per share.

ITEM 2(e).  CUSIP NUMBER:

            337400105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act

          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the
                    Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)

          (f) [ ]   Employee Benefit Plan, Pension Fund which is subject

CUSIP No. 707832200                    SC 13G/A                   Page 8 of 12

                    to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

          (g) [ ]   Parent Holding Company, in accordance with Rule 13d-
                    1(b)(ii)(G)

          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.   OWNERSHIP.

     This Schedule 13G/A is being filed to accurately reflect the number of shares of Common Stock into which the Reporting Persons' 944,000 shares of B-1 Cumulative Convertible Redeemable Preferred are convertible.

KSC L.P.:
--------

     As of December 31, 2005, KSC L.P. owned 5,244,444 shares of common stock (the "Common Stock"). This amount represents 12.8% of the 40,825,923 shares of Common Stock outstanding as of November 11, 2005 as represented in the Issuer's most recent 10-Q filed on November 14, 2005 (35,581,479 shares outstanding combined with the Reporting Person's 5,244,444 shares of common stock.)

      KSC L.P. may be deemed to have shared voting and dispositive power over the 5,244,444 shares of Common Stock it owns, or 12.8% of the total outstanding shares of Common Stock.

KSA:
--------

      Because KSA is the general partner of KSC L.P., pursuant to Rule 13d-1, as of December 31, 2005, KSA may be deemed to be the beneficial owner of 5,244,444 shares of Common Stock, or 12.8% of the total outstanding shares of Common Stock on that date, consisting of the shares owned by KSC L.P.

      Because of the relationship described above, KSA may be deemed to have shared voting and dispositive power over the 5,244,444 shares of Common Stock, or 12.8% of the total outstanding shares of Common Stock.

KSCM:
--------

      Because KSCM has been delegated certain investment advisory responsibilities by KSA on behalf of KSC L.P., pursuant to Rule 13d-1, as of December 31, 2005, KSCM may be deemed to be the beneficial owner of 5,244,444 shares of Common Stock, or 12.8% of the total outstanding shares of Common Stock on that date, consisting of the shares owned by KSC L.P.

      Because of the relationship described above, KSCM may be deemed to have shared voting and dispositive power over the 5,244,444 shares of Common Stock, or 12.8% of the total outstanding shares of Common Stock.

CUSIP No. 707832200                    SC 13G/A                    Page 9 of 12

O. FRANCIS BIONDI, JR.:
----------------------

      Because Mr. Biondi is a Managing Member of KSA, pursuant to Rule 13d-1, as of December 31, 2005, Mr. Biondi may be deemed to be the beneficial owner of 5,244,444 shares of Common Stock, or 12.8% of the total outstanding shares of Common Stock on that date, consisting of the shares owned by KSC L.P.

      Because of the relationship described above, Mr. Biondi may be deemed to have shared voting and dispositive power over an aggregate of 5,244,444 shares of Common Stock, or 12.8% of the total outstanding shares of Common Stock, consisting of shares owned by KSC L.P.

BRIAN J. HIGGINS:
----------------

      Because Mr. Higgins is a Managing Member of KSA, pursuant to Rule
13d-1, as of December 31, 2005, Mr. Higgins may be deemed to be the beneficial owner of 5,244,444 shares of Common Stock, or 12.8% of the total outstanding shares of Common Stock on that date, consisting of the shares owned by KSC L.P.

      Because of the relationship described above, Mr. Higgins may be deemed to have shared voting and dispositive power over an aggregate of 5,244,444 shares of Common Stock, or 12.8% of the total outstanding shares of Common Stock, consisting of shares owned by KSC L.P.

      Because of the relationships described above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all of the shares of the Common Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

CUSIP No. 707832200                    SC 13G/A                   Page 10 of 12

          Each of the Reporting Persons hereby makes the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 707832200                 SC 13G/A                      Page 11 of 12


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2006
      --------------------

King Street Capital, L.P.*
By: King Street Advisors, L.L.C.,
      its general partner

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Member


King Street Advisors, L.L.C.*

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Member


King Street Capital Management, L.L.C.*

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Principal


/s/ Brian J. Higgins
----------------------------
    Brian J. Higgins*


/s/ O. Francis Biondi, Jr.
---------------------------
    O. Francis Biondi, Jr.*

* The Reporting Persons disclaim beneficial ownership over the Common Stock reported herein except to the extent of its or his pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this

CUSIP No. 707832200                    SC 13G/A                   Page 12 of 12

purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).